SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

RLJ ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74965F104
(CUSIP Number)

October 3, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F104	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.20%*
12	TYPE OF REPORTING PERSON PN

* The information set forth on this cover pages reflects information as of December 31, 2014. As of October 3, 2012, the first date of event which requires filing of this statement, the Reporting Persons may have been deemed to beneficially own 500,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants, representing 7.23% of the outstanding shares of Common Stock as of such time assuming the exercise of the reported Warrants.

CUSIP No. 74965F104	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.20%*
12	TYPE OF REPORTING PERSON OO

* The information set forth on this cover pages reflects information as of December 31, 2014. As of October 3, 2012, the first date of event which requires filing of this statement, the Reporting Persons may have been deemed to beneficially own 500,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants, representing 7.23% of the outstanding shares of Common Stock as of such time assuming the exercise of the reported Warrants.

CUSIP No. 74965F104	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Adage Capital Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.20%*
12	TYPE OF REPORTING PERSON OO

* The information set forth on this cover pages reflects information as of December 31, 2014. As of October 3, 2012, the first date of event which requires filing of this statement, the Reporting Persons may have been deemed to beneficially own 500,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants, representing 7.23% of the outstanding shares of Common Stock as of such time assuming the exercise of the reported Warrants.

CUSIP No. 74965F104	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.20%*
12	TYPE OF REPORTING PERSON IN

* The information set forth on this cover pages reflects information as of December 31, 2014. As of October 3, 2012, the first date of event which requires filing of this statement, the Reporting Persons may have been deemed to beneficially own 500,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants, representing 7.23% of the outstanding shares of Common Stock as of such time assuming the exercise of the reported Warrants.

CUSIP No. 74965F104	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,750 shares of Common Stock 500,000 shares of Common Stock issuable upon exercise of Warrants*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.20%*
12	TYPE OF REPORTING PERSON IN

* The information set forth on this cover pages reflects information as of December 31, 2014. As of October 3, 2012, the first date of event which requires filing of this statement, the Reporting Persons may have been deemed to beneficially own 500,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants, representing 7.23% of the outstanding shares of Common Stock as of such time assuming the exercise of the reported Warrants.

CUSIP No. 74965F104	13G	Page 7 of 12 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is RLJ ENTERTAINMENT, INC. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive offices are located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:

	(i)	Adage Capital Partners, L.P., a Delaware limited partnership ("ACP") with respect to the Common Stock directly owned by it;

	(ii)	Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), as general partner of ACP with respect to the Common Stock directly owned by ACP;

	(iii)	Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), as managing member of ACPGP, general partner of ACP, with respect to the Common Stock directly owned by ACP;

	(iv)	Robert Atchinson ("Mr. Atchinson"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the Common Stock directly owned by ACP; and

	(v)	Phillip Gross ("Mr. Gross"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the Common Stock directly owned by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.

Item 2(c).	CITIZENSHIP
ACP is a limited partnership organized under the laws of the State of Delaware. ACPGP and ACA are limited liability companies organized under the laws of the State of Delaware. Messrs. Gross and Atchinson are citizens of the United States.

CUSIP No. 74965F104	13G	Page 8 of 12 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER
74965F104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	OWNERSHIP

A.	Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C. and Adage Capital Advisors, L.L.C.
	(a)	Amount beneficially owned: As of October 3, 2012, 500,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants. As of December 31, 2014, 359,750 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants

CUSIP No. 74965F104	13G	Page 9 of 12 Pages

(b)	Percent of class: As of October 3, 2012, 7.23%. The percentages used herein and in the rest of this Schedule 13G with respect to information as of October 3, 2012, are calculated based upon the 13,340,451 shares of Common Stock outstanding as of October 3, 2012, as disclosed on the Company's current report on Form 8-K as filed on October 10, 2012, and assumes the exercise of the reported Warrants. As of December 31, 2014, 6.20%. The percentages used herein and in the rest of this Schedule 13G with respect to information as of December 31, 2014, are calculated based upon the 13,359,086 shares of Common Stock outstanding as of October 27, 2014, as disclosed on the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2014 filed on November 7, 2014, and assumes the exercise of the reported Warrants.
(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: As of October 3, 2012, 500,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants. As of December 31, 2014, 359,750 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition of: As of October 3, 2012, 500,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants. As of December 31, 2014, 359,750 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants

ACP has the power to dispose of and the power to vote the Common Stock beneficially owned by it, which power may be exercised by its general partner, ACPGP. ACA, as managing member of ACPGP, directs ACPGP's operations. Neither ACPGP nor ACA directly own any Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), ACPGP and ACA may be deemed to beneficially own the shares owned by ACP.

B.	Robert Atchinson and Phillip Gross
	(a)	Amount beneficially owned: As of October 3, 2012, 500,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants. As of December 31, 2014, 359,750 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants
	(b)	Percent of class: As of October 3, 2012, 7.23%. As of December 31, 2014, 6.20%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: As of October 3, 2012, 500,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants. As of December 31, 2014, 359,750 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: As of October 3, 2012, 500,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants. As of December 31, 2014, 359,750 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Warrants

Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote the Common Stock beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly own any Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by ACP.

CUSIP No. 74965F104	13G	Page 10 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74965F104	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 17, 2015

ADAGE CAPITAL PARTNERS, L.P.
By: Adage Capital Partners GP, L.L.C.,
its general partner

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.
By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

/s/ Phillip Gross
PHILLIP GROSS, individually

CUSIP No. 74965F104	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 17, 2015

ADAGE CAPITAL PARTNERS, L.P.
By: Adage Capital Partners GP, L.L.C.,
its general partner

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.
By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

/s/ Robert Atchinson
Name: Robert Atchinson
Title: Managing Member

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

/s/ Phillip Gross
PHILLIP GROSS, individually